Contact

www.linkedin.com/in/christianrisom
(LinkedIn)
www.shapehq.com (Company)

Top Skills

iPhone
Android
Windows Phone

Languages

German (Elementary)
Danish (Native or Bilingual)
English (Full Professional)

Christian Risom

CEO at Shape Games
Copenhagen, Capital Region, Denmark

Summary

Købmand

Experience

Shape Games
Chief Executive Officer
January 2018 - Present (4 years 11 months)
Copenhagen, Capital Region, Denmark

Shape
12 years 6 months

Co-Founder & Chairman
January 2021 - Present (1 year 11 months)

Co-Founder & CEO
June 2010 - January 2021 (10 years 8 months)
Copenhagen Area, Denmark

I am the CEO of a great team of developers and designers. We work out of
Copenhagen & Zürich with clients all over the world.

Rightstars
Board Member
September 2021 - Present (1 year 3 months)

CargoFlux
Board Member
December 2013 - Present (9 years)

Founders House
Co-Founder & Shareholder
March 2011 - Present (11 years 9 months)
Copenhagen Area, Denmark

Founders House is a shared invitation-only workspace for ambitious
technology startups and experienced tech entrepreneurs. We like to see it

as a tribe of startups building companies side by side and helping each other succeed.

Importles af 1963 ApS
CEO
January 2003 - June 2014 (11 years 6 months)

Investment management

Rådgivende Råd for HD (Advisory Board)
Advisor
October 2012 - March 2014 (1 year 6 months)

JamOrigin
Boardmember
November 2012 - November 2013 (1 year 1 month)

JamOrigin is an independent software and research company based in Aarhus, Denmark. JamOrigin is devoted to research and development of software within the intersection of music software and games.

Bronco Systems
Co-Founder
June 2009 - May 2012 (3 years)

Simple GPS tracking of rental cars, via a web interface.

Exited to larger industry player.

Guns & Gents
Freelance Instructor
July 2006 - June 2011 (5 years)

I both work as an instructor at the Guns&Gents weekend hunting license course and help out at the store when needed.

Berlingske Top 100 Talent 2011
Entrepreneur talent
2011 - 2011 (less than a year)

EventForce
Freelance
August 2008 - 2011 (3 years)

I work freelance on events of all sizes. I do everything from coordinating specific activities to setting up chairs for the clients.

Nova 100
Ambassador to CBS
2008 - 2010 (2 years)

I found and recruited the best students at CBS for the Nova 100 talent network.

Lazy Triple Creek Ranch
Assistant Shooting Manger
March 2006 - July 2006 (5 months)

I worked on designing and constructing a world class clay and bird shooting estate.

Griffin & Howe
Management Trainee
September 2005 - March 2006 (7 months)

I worked as a management trainee on the Hudson Farm. I worked on setting up and running shooting related events, competitions, charity events and the like.

_____

Education

Copenhagen Business School
Master, Finance and Strategic Management · (2009 - 2011)

Copenhagen Business School
BcS. International Business (HA-IB), Business · (2006 - 2009)